UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: June 2026

Commission file number: 001-41557

CLEARMIND MEDICINE INC.

(Translation of registrant’s name into English)

101 – 1220 West 6th Avenue

Vancouver, British Columbia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

As previously announced, on April 30, 2026, Clearmind Medicine Inc. (the "Company") entered into an amendment to the securities purchase agreements dated September 17, 2025 (as amended, the "SPAs") with investors (the "CLA Investors") pursuant to which the Company shall issue and sell, from time to time, convertible promissory notes (the "Promissory Notes") in the aggregate principal amount of up to $10,000,000.

The Company is announcing that on June 12, 2026, it entered into an agreement with the CLA Investors pursuant to which the Company shall issue and sell Promissory Notes to the CLA Investors in the aggregate principal amount of $1,000,000 for an aggregate purchase price payable in cash equal to 90% of the principal amount, or $900,000. In connection with this agreement, the parties also agreed to amend the floor price applicable to the conversion price formula set forth in the Promissory Notes to $1.875 per common share. The transaction is expected to close on or about June 14, 2026.

The foregoing description of the agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the agreement, which is attached as an exhibit to this Form 6-K and incorporated herein by reference.

This Form 6-K incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File Nos. 333-275991, 333-270859, 333-273293, 333-293521 and 333-295455) and Form S-8 (File No. 333-283695), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Agreement dated June 12, 2026 regarding Additional Purchase of Convertible Promissory Notes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clearmind Medicine, Inc.
(Registrant)

Date: June 12, 2026	By:	/s/ Adi Zuloff-Shani
	Name:	Adi Zuloff-Shani
	Title:	Chief Executive Officer

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